Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person James DeSocio 380 St. Peter Street St. Paul, MN 55102 US	2. Issuer Name and Ticker or Trading Symbol Lawson Software, Inc. (LWSN)		6. Relationship of Reporting Person(s) to Issuer Officer ________________________ Executive Vice President
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 4/3/2003	7. Individual or Joint/Group Filing Form filed by One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date N/A

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/03/2003		S		1,797 (1)	D	$5.01	30,526 (2)	D & I	(3)
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
option - right to buy	$0.5912	04/03/03		F			810	(4)	5/15/06	common stock				D
option - right to buy	$0.5912	04/03/03		M			2,607	(4)	5/16/06	common stock			115,417	D
option - right to buy	$1.24							(5)	6/17/07	common stock	104,025		104,025	D
option - right to buy	$2.25							(6)	6/3/99	common stock	3,329		3,329	D
option - right to buy	$2.25							(7)	8/26/99	common stock	104,025		104,025	D
option - right to buy	$2.25							(8)	3/16/10	common stock	69,350		69,350	D
option - right to buy	$2.32							(9)	8/8/10	common stock	138,700		138,700	D
option - right to buy	$2.97							(10)	2/5/11	common stock	69,350		69,350	D
option - right to buy	$5.20							(11)	7/14/12	common stock	33,750		33,750	D
Explanation of Responses
(1) Sale made pursuant to a Rule 10b5-1 selling plan. (2) Excludes derivative securities reported in Table II. (3) Includes 28,797 shares held indirectly through Lawson's 401(k) plan trust and 1,729 shares held directly. (4) Grant on 5/15/96 of option pursuant to Company 1996 Stock Option Plan. Option vests annually in one-fifth increments beginning on 6/1/97. (5) Grant on 6/17/97 of option pursuant to Company 1996 Stock Option Plan. Option vests annually in one-fifth increments beginning on 6/1/98. (6) Grant on 6/3/99 of option pursuant to Company 1996 Stock Option Plan. Option is 100% vested. (7) Grant on 8/26/99 of option pursuant to Company 1996 Stock Option Plan. Option vests annually in one-fifth increments beginning on 6/1/00. (8) Grant on 3/16/00 of option pursuant to Company 1996 Stock Option Plan. Option vests 1/6 each six months beginning on 6/1/00. (9) Grant on 8/10/00 of option pursuant to Company 1996 Stock Option Plan. Option vests annually in one-fifth increments beginning on 6/1/01. (10) Grant on 2/16/01 of option pursuant to Company 1996 Stock Option Plan. Option vests monthly in 1/36 increments beginning on 4/1/02. (11) Grant on 7/15/02 of option pursuant to Company 2001 Stock Option Plan, which is exempt under Rule 16b-3. Option vests monthly in 1/48 increments beginning 9/1/02.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Signature of Reporting Person: James F. DeSocio	Date: 4/3/2003